EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

For the purpose of determining the ratio of earnings to fixed charges, “earnings” consist of income (loss) before income taxes and noncontrolling interest, plus fixed charges and amortization of capitalized interest, less interest capitalized. “Fixed charges” consist of interest expense (including amortization of deferred financing costs, premiums, and discounts), amortization of capitalized expenses related to indebtedness, plus two-thirds of rental expense (this portion is considered to be representative of the interest factor), and are computed as follows:

	As of and for Year Ended December 31, (in thousands)
	2009	2008	2007	2006	2005
Earnings:
Pre-tax income (loss) before noncontrolling interest	$1,705	$(4,037)	$4,909	$(10,063)	$(3,475)
Add: Fixed charges	27,201	29,441	30,587	34,428	23,863
Add: Amortization of capitalized interest	75	75	75	71	67
Less: Interest capitalized	(10)	—	(159)	(154)	(106)

Total Earnings	$28,971	$25,479	$35,412	$24,282	$20,349

Fixed Charges
Interest expense	$25,196	$27,452	$28,453	$32,694	$22,838
Interest capitalized	10	—	159	154	106
Estimated interest on rental expense	1,995	1,989	1,975	1,580	919

Total Fixed Charges	$27,201	$29,441	$30,587	$34,428	$23,863

Ratio of Earnings to Fixed Charges(1)	1.07x	0.87x	1.16x	0.71x	0.85x

(1)                                 For the years ended December 31, 2008, 2006 and 2005, we had a deficiency of $3,962, $10,146 and $3,514, respectively, in earnings to fixed charges.